UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010

Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 30, 2009 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals (which we refer to collectively as the subsidiary entities), and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the audited financial statements included in the Form 20-F.
Exchange Rates
On January 8, 2010, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 12.7256 = U.S. $1.00.
Capitalization of PEMEX
The following table sets forth the capitalization of PEMEX at September 30, 2009, as calculated in accordance with Normas de Información Financiera Mexicanas (which we refer to as Mexican FRS).

	At September 30, 2009(1)(2)
	(in millions)
Long-term external debt	Ps.	438,983	U.S. $	32,535
Long-term domestic debt		106,457		7,890

Total long-term debt (3)	Ps.	545,440	U.S. $	40,425

Certificates of Contribution “A” (4)	Ps.	96,958	U.S. $	7,186
Mexican Government increase in equity of subsidiary entities		179,880		13,332
Comprehensive gain		15,093		1,119
Accumulated (losses)		(261,840)		(19,406)
Net (loss) for the period		(29,530)		(2,189)
Total equity		561		42

Total capitalization	Ps.	546,001	U.S. $	40,467

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos at the established exchange rate of Ps. 13.4928 = U.S. $1.00 at September 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2009, except for our undertaking of new financings. See “—Recent Financing Activities.”

(3)	Total long-term debt does not include short-term indebtedness of Ps. 137,789 million (U.S. $10,212 million) at September 30, 2009, which includes accrued interest of Ps. 7,182 million (U.S. $532 million). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.

(4)	Equity instruments held by the Federal Government of the United Mexican States (which we refer to as the Mexican Government).

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.
Operating and Financial Review and Prospects
Results of Operations of PEMEX—First Nine Months of 2009 Compared to First Nine Months of 2008
The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report.

	Nine months ended September 30,
	2008(1)		2009(1) (2)
	(in millions)		(in millions)
Net sales
Domestic	Ps.	519,382	Ps.	433,960	U.S. $	32,162
Export		541,944		341,357		25,299
Services Income		3,587		4,038		299

Total		1,064,913		779,355		57,760

Costs of sales		440,993		352,057		26,092

General expenses		71,582		69,361		5,141

Other revenues (net)(3)		(161,661)		(24,875)		(1,844)
Comprehensive financing result(4)		22,095		21,922		1,625
Participation in results of subsidiaries and affiliates		1,288		1,055		78

Income before taxes and duties		690,616		359,835		26,668
Taxes and duties		685,061		389,365		28,857

Net income (loss) for the period	Ps.	5,555	Ps.	(29,529)	U.S. $	(2,189)

Note:	Numbers may not total due to rounding

(1)	Unaudited.

(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.4928 = U.S. $1.00 at September 30, 2009 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS tax) in 2008 and 2009, when the IEPS tax rate was negative.

(4)	Includes exchange rate losses in the amount of Ps. 3.24 billion in the first nine months of 2008 and exchange rate losses in the amount of Ps. 931 million in the first nine months of 2009.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.
Sales
Total sales revenues decreased by 26.8%, to Ps. 779.4 billion, in the first nine months of 2009, from Ps. 1,064.9 billion in the first nine months of 2008. This decrease in total sales was due to lower crude oil prices and lower volume of crude oil exports.
Domestic Sales
Domestic sales decreased by 16.4%, to Ps. 434.0 billion, in the first nine months of 2009, from Ps. 519.4 billion in the first nine months of 2008, primarily due to a decrease in the prices and volume of natural gas, petroleum products and petrochemicals. Domestic sales of natural gas decreased by 48.6%, to Ps. 43.8 billion, in the first nine months of 2009, from Ps. 85.2 billion in the first nine months of 2008, due to a 41.4% decrease in the price of natural gas, as well as a 12.1% decrease in the volume of sales of natural gas. Domestic sales of petroleum products decreased by 8.4%, to Ps. 373.9 billion, in the first nine months of 2009, from Ps. 408.1 billion in the first nine months of 2008, primarily due to lower prices and a decrease of 4.8% in the volume of domestic sales of petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 37.9%, to Ps. 16.2 billion, in the first nine months of 2009, from Ps. 26.1 billion in the first nine months of 2008, due to a 37.8% decrease in the price of petrochemical products and a 5.9% decrease in the volume of petrochemical product sales.
Export Sales
Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 37.0%, to Ps. 341.4 billion, in the first nine months of 2009, from Ps. 541.9 billion in the first nine months of 2008, due to a decreases in crude oil prices and the volume of crude oil exports. Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to collectively as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties decreased by 37.4%, to Ps. 282.5 billion, in the first nine months of 2009, from Ps. 451.6 billion in the first nine months of 2008. In dollar terms, excluding the trading activities of the PMI Group, total export sales decreased by 51.7%, to U.S. $20.8 billion, in the first nine months of 2009, from U.S. $43.1 billion in the first nine months of 2008.

Crude oil and condensate export sales accounted for 84.6% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2009, as compared to 87.8% in the first nine months of 2008. Crude oil and condensate export sales decreased by 39.7%, to Ps. 238.9 billion, in the first nine months of 2009, from Ps. 396.3 billion in the first nine months of 2008, primarily due to decreases in the price and volume of crude oil exports.
Export sales of petroleum products represented 14.6% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2009, as compared to 11.1% in the first nine months of 2008. Export sales of petroleum products decreased by 17.0%, to Ps. 41.4 billion, in the first nine months of 2009, from Ps. 49.9 billion in the first nine months of 2008, primarily due to lower volumes and prices of petroleum products exports.
Export sales of natural gas represented 0.4% of total export sales (excluding the trading activities of the PMI Group) in the first nine months of 2009, as compared to 0.5% in the first nine months of 2008. Export sales of natural gas decreased by 52.4%, to Ps. 1.0 billion, in the first nine months of 2009, from Ps. 2.1 billion in the first nine months of 2008, due to a decrease in the volume and prices of natural gas exports.
Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2009, as they did in the same period of 2008, and represented 0.5% and 0.7%, respectively, of total export sales for those periods. Export sales of petrochemical products (including certain by-products of the petrochemical production process) decreased by 62.5%, to Ps. 1.2 billion, in the first nine months of 2009, from Ps. 3.2 billion in the first nine months of 2008, primarily due to a decrease in volume of petrochemical product sales.
Services Income
Services income increased by 11.1%, to Ps. 4.0 billion, in the first nine months of 2009, from Ps. 3.6 billion in the first nine months of 2008, due primarily to higher fees charged by Pemex-Refining for freight services provided to third parties in the first nine months of 2009, as compared to the first nine months of 2008.
Costs of Sales
Costs of sales decreased by 20.2%, to Ps. 352.1 billion, in the first nine months of 2009, from Ps. 441.0 billion in the first nine months of 2008. This decrease was primarily due to a reduction of Ps. 106.5 billion in purchases of imported products to then be sold in Mexico, which was partially offset by an increase of Ps. 9.5 billion in exploration expenses.
General Expenses
General expenses decreased by 3.1%, to Ps. 69.4 billion, in the first nine months of 2009, from Ps. 71.6 billion in the first nine months of 2008. This reduction was primarily due to a decrease of Ps. 6.1 billion in the net cost for the period of employee benefits, which was partially offset by an increase of Ps. 3.4 billion in operating expenses.

Other Revenues, Net
Other revenues, net, decreased by Ps. 136.8 billion, to Ps. 24.9 billion, in the first nine months of 2009, from Ps. 161.7 billion in the first nine months of 2008, primarily due to a decrease in the amount of the credit attributable to the negative rate of the IEPS tax, which amounted to approximately Ps. 143.1 billion.
Comprehensive Financing Result
Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss.
A substantial portion of our indebtedness (72.4% at September 30, 2009) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.
Our comprehensive financing result represented a loss of Ps. 21.9 billion in the first nine months of 2009, a decrease of Ps. 0.2 billion from the Ps. 22.1 billion loss recorded in the first nine months of 2008, primarily as a result of a Ps. 2.3 billion decrease in foreign exchange loss, which was partially offset by an increase of Ps. 2.1 billion in our net interest cost.
Taxes and Duties
Hydrocarbon extraction duties and other duties and taxes decreased by 43.2%, to Ps. 389.4 billion, in the first nine months of 2009, from Ps. 685.1 billion in the first nine months of 2008, due largely to lower crude oil prices and production volumes. Taxes and duties represented 50.0% of total sales in the first nine months of 2009, as compared to 64.3% in the first nine months of 2008, because our effective rate of taxes and duties falls as oil prices decrease.
Net Income
In the first nine months of 2009, we reported a net loss of Ps. 29.5 billion on Ps. 779.4 billion in total revenues, as compared with net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total revenues in the first nine months of 2008. This decrease in net income in the first nine months of 2009 as compared to the first nine months of 2008 resulted primarily from lower crude oil prices, decreased volume of crude oil exports and a lower IEPS tax credit.
Liquidity and Capital Resources
A number of our financing agreements contain restrictions on our ability to create liens on our assets to secure external indebtedness (subject to certain exceptions), our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements (subject to certain baskets), and our ability to merge or consolidate with other entities or sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the activities that constitute the petroleum industry on behalf of Mexico. At September 30, 2009, we were not in default on any of our financing agreements.
The Pemex Project Funding Master Trust and Fideicomiso F/163
The Pemex Project Funding Master Trust and its counterpart, Fideicomiso Irrevocable de Administración F/163 (which we refer to as Fideicomiso F/163), were established to finance Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS) undertaken by PEMEX. In accordance with amendments to the Federal Law of Budget and Fiscal Accountability that became effective on November 14, 2008, during the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all debt obligations of the Master Trust and Fideicomiso F/163 under their respective loan agreements and debt securities, in accordance with the terms and conditions of the respective financing documents. Once all pending matters in connection with the aforementioned financial vehicles are concluded, PEMEX will evaluate whether to liquidate or continue to use these vehicles for other purposes.

Recent Financing Activities
PEMEX has participated in the following financing activities since June 30, 2009:
On July 29, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 6,700,000,000, which matures in January 2011.
On August 17, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 5,000,000,000, which matures in July 2014.
On August 18, 2009, Petróleos Mexicanos issued €200,000,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.
On September 18, 2009, Petróleos Mexicanos issued U.S $1,500,000,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.
On September 30, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 3,750,000,000, which matures in September 2011.
On October 8, 2009, Petróleos Mexicanos issued €1,000,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.
On October 13, 2009, Petróleos Mexicanos issued CHF 350,000,000 of its 3.500% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.
From July 1, 2009 through November 30, 2009, Petróleos Mexicanos obtained U.S. $756,456,279 under different credit lines made or guaranteed by export credit agencies. The proceeds from these lines of credit will be used to finance our investment program.
For a description of our commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.
Rating Agency Considerations
On December 14, 2009, Standard & Poor’s (which we refer to as S&P) revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long-term foreign currency credit rating from BBB+ to BBB and upgraded PEMEX’s long-term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P follow its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. See “United Mexican States—Rating Agency Considerations” below for recent developments regarding the credit ratings of the United Mexican States. On December 23, 2009, Moody’s Investors Services (which we refer to as Moody’s) affirmed its Baa1 rating of PEMEX’s long-term foreign currency denominated debt.

Funds from Operating, Financing and Investing Activities
The net cash flow provided by operating activities increased by Ps. 78.2 billion, to Ps. 120.2 billion, in the first nine months of 2009, from Ps. 42.0 billion in the first nine months of 2008, primarily due to a decrease in taxes and duties paid during the first nine months of 2009. The net cash flow used in investing activities increased by 71.1%, to Ps. 145.3 billion, in the first nine months of 2009, from Ps. 84.9 billion in the first nine months of 2008, primarily due to an increase in acquisitions of fixed assets. The net cash flow provided by financing activities increased by Ps. 66.8 billion, to Ps. 89.7 billion, in the first nine months of 2009, from Ps. 22.9 billion in the first nine months of 2008, primarily due to an increase in the financings obtained by PEMEX and a decrease in financing payments in the first nine months of 2009, as compared to the first nine months of 2008.
At September 30, 2009, cash and cash equivalents totaled Ps. 178.8 billion, as compared to Ps. 114.2 billion at December 31, 2008. Based on past experience, we expect to generate sufficient working capital through:
•	cash flow generated from operations;
•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic Mexican market;
•	the issuance of other debt securities in the international capital markets;
•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and
•	other additional financing activities.
Indebtedness
As of September 30, 2009, our total indebtedness, excluding accrued interest, was U.S. $50.1 billion, U.S. $40.4 billion of which was long-term debt and U.S. $9.7 billion of which was short-term debt. Approximately 49.8% of our total indebtedness as of September 30, 2009 accrued interest at variable rates.
Directors, Senior Management and Employees
Recent Appointments
On September 4, 2009, Mr. Marco A. Murillo Soberanis was named acting Corporate Director of Management of Petróleos Mexicanos, replacing Mr. Rosendo Villarreal Dávila.
On September 7, 2009, Mr. Juan José Suárez Coppel was appointed Director General of Petróleos Mexicanos by the President of Mexico, replacing Mr. Jesús Reyes Heróles González-Garza.
On October 22, 2009, the Board of Directors of Petróleos Mexicanos approved the appointment of Mr. Carlos Rafael Murrieta Cummings as the Corporate Director of Operations of Petróleos Mexicanos, replacing Mr. Raúl Alejandro Livas Elizondo.
On December 28, 2009, Mr. Miguel Tame Domínguez was appointed Director General of Pemex-Refining by the President of Mexico, replacing Mr. José Antonio Ceballos Soberanis.
On January 4, 2010, Mr. Jordy Herrera Flores was appointed Director General of Pemex-Gas and Basic Petrochemicals by the President of Mexico, replacing Mr. Roberto Ramírez Soberón.

Organizational Laws
Energy Reform
On September 4, 2009, the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) were published in the Diario Oficial de la Federación (Official Gazette of the Federation). The Regulations to the Petróleos Mexicanos Law are a set of rules that regulate the application of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) with respect to, among other things: (i) the operation of the Board of Directors and the committees of Petróleos Mexicanos; (ii) the authority of and the process for replacing members of the Board of Directors and the Director General of Petróleos Mexicanos; (iii) Petróleos Mexicanos’ business planning and budgeting processes, including provisions related to acquisitions and financing programs; (iv) the approval of investment programs and specific investment projects; (v) the procurement of contracts by Petróleos Mexicanos (including contracts related to its core production activities); and (vi) the control, monitoring and performance evaluation of Petróleos Mexicanos. The Regulations to the Petróleos Mexicanos Law became effective as of September 5, 2009.
On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which was subsequently published in the Official Gazette of the Federation on September 24, 2009. The Organic Statute of Petróleos Mexicanos establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the attributions and internal regulations of the Board of Directors of Petróleos Mexicanos. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009.
On September 22, 2009, the new Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulations) were published in the Official Gazette of the Federation. The Regulations relate to the oversight of Petróleos Mexicanos and its subsidiary entities, as well as their relationship with the Mexican Government. The Regulations became effective as of September 23, 2009.
On December 18, 2009, the Disposiciones administrativas en materia de adquisiciones, arrendamientos, obras y servicios de las actividades sustantivas de carácter productivo de Petróleos Mexicanos y Organismos Subsidiarios (Administrative Guidelines for Acquisitions, Leasing, Works and Services of the Core Activities of a Productive Nature of Petróleos Mexicanos and Subsidiary Entities) were issued by the Board of Directors of Petróleos Mexicanos in accordance with article 51 of the Petróleos Mexicanos Law. These guidelines regulate contracting procedures and the preparation, assignment and execution of contracts in connection with these activities. These guidelines became effective as of January 7, 2010.
Capital Expenditures and Investments
Commitments for Capital Expenditures and Sources of Funding
The following table sets forth PEMEX’s capital expenditures budget for 2010 through 2013, which was approved by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance and Public Credit). The budget of Ps. 263,370 million, in 2010 represents an increase of 38% as compared to the approved capital expenditures budget for 2009, and is distributed among Petróleos Mexicanos and the subsidiary entities as follows:

Capital Expenditures

	Year ended December 31,(1)
	(in millions of pesos)
	2010		2011		2012		2013

Pemex-Exploration and Production	Ps.	220,000	Ps.	253,309	Ps.	235,630	Ps.	221,185

Pemex-Refining		32,000		41,833		39,044		34,430

Pemex-Gas and Basic Petrochemicals		5,720		7,737		4,954		5,464

Pemex-Petrochemicals		4,780		16,706		6,497		6,244

Petróleos Mexicanos		870		1,224		802		524

Total Capital Expenditures	Ps.	263,370	Ps.	320,809	Ps.	286,927	Ps.	267,847

Note:	Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

Source:	Petróleos Mexicanos.
Business Overview
Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended
	September 30,
	2008		2009

Operating Highlights
Production
Crude oil (tbpd)		2,813		2,608
Natural gas (mmcfpd)		6,804		7,038
Refined products (tbpd)		1,493		1,517
Petrochemicals (mt)(1)		3,232		3,214

Monthly average crude oil exports (tbpd)
Olmeca		129		126
Isthmus		18		15
Maya(2)		1,251		1,077

Total		1,398		1,217

Value of crude oil exports (in millions of U.S. dollars)	U.S. $	37,367	U.S. $	17,590

Monthly average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	113.7	U.S. $	58.3
Isthmus		109.4		48.1
Maya		95.7		52.7
Weighted average price(4)		97.4		53.2

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S. $	97.1	U.S. $	57.2

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

mt = thousands of tons

(1)	Excludes ethane and butane gases.

(2)	Subject to adjustment to reflect the percentage of water in each shipment.

(3)	In U.S. dollars. Average price during period indicated based on billed amounts.

(4)	On January 11, 2010, the weighted average price of PEMEX’s crude oil export mix was U.S. $76.04 per barrel.

(5)	On January 11, 2010, the West Texas Intermediate crude oil spot price was U.S. $82.27 per barrel.

Source:	Petróleos Mexicanos.

Crude oil production decreased by 7.3%, to 2,608 thousand barrels per day, in the first nine months of 2009, from 2,813 thousand barrels per day in the first nine months of 2008. This decrease was largely due to the natural and expected decline of the Cantarell field.
Natural gas production increased by 3.4%, to 7,038 million cubic feet per day, in the first nine months of 2009, from 6,804 million cubic feet per day in the first nine months of 2008. This increase was a result of greater production of associated gas in the offshore and southern region, as well as increased production of non-associated gas resulting from the incorporation of new wells in the northern region.
Refined products production increased by 1.6%, to 1,517 thousand barrels per day, in the first nine months of 2009, from 1,493 thousand barrels per day in the first nine months of 2008. This increase was primarily due to the reconversion of one of the processes of the Tula refinery, which will support the production of ultra low sulfur gasoline, as well as increased production of gasoline due to the use of inventories of intermediate products.
Petrochemical production decreased by 0.6%, to 3,214 thousand tons in the first nine months of 2009, from 3,232 thousand tons in the first nine months of 2008. This decrease was primarily due to lower production of ethane and methane derivatives, in particular ethylene oxide and ammonia, as a result of scheduled maintenance and the integration (including the closing of certain production plants) of the ethylene oxide project at the Morelos Petrochemical Complex.
Refining
New Refinery
On August 12, 2009, having completed the required donation of land for the project by the government of Hidalgo, we confirmed that we will construct a new refinery in Tula in the state of Hidalgo. We expect to begin preparatory activities for construction shortly. We expect to invest approximately U.S. $9.0 billion in the new refinery, which will have the capacity to produce 300 thousand barrels per day of refined products.
Legal Proceedings
In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable.
As of December 31, 2009, we were involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of December 31, 2009 totaled approximately Ps. 44.0 billion. As of December 31, 2009, we had accrued a reserve of Ps. 11.6 billion for these contingent liabilities.

Actions Against the Illicit Market in Petroleum Products
On August 18, 2009, Petróleos Mexicanos received a payment of U.S. $2.4 million from the Procuraduría General de la República (Office of the Federal Attorney General) to compensate PEMEX for the illegal sale of Mexican petroleum products, particularly the sale of condensate by Trammo Petroleum Inc., a company based in Houston, Texas. The Office of the Federal Attorney General had received this sum from U.S. Immigration and Customs Enforcement. In coordination with the Mexican Ministry of Finance and Public Credit and the Secretaría de Energía (Ministry of Energy), we have introduced a number of measures to combat the illegal trade in fuels, and we remain committed to continuing to take actions against this illegal trade.
Civil Actions
In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, CONPROCA and Petróleos Mexicanos submitted briefs to the ICA in connection with a hearing to determine each party’s liability.
As of the date of this report, only one of the several claims related to the Financed Public Works Contracts, or FPWC, program filed by a group of Congressmen from the LIXth Legislature (see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” in the Form 20-F) remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.
This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution. On July 7, 2008, that appeal was denied and Pemex-Exploration and Production filed a form of constitutional relief known as an amparo against the resolution. This amparo, on October 31, 2008, was also denied. On September 24, 2008, Petróleo Brasileiro, S. de R.L. de C.V., one of the contractors on the FPWC, had filed its own amparo (No. 104/2008) before the Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District against the resolution regarding the plaintiffs’ standing, but that amparo was also denied. Petróleo Brasileiro, S. de R.L. de C.V. thereafter filed a revised motion against the resolution before the Octavo Tribunal Colegiado (Eighth Joint Court), which also was denied. The claim has now moved to the evidentiary stage, which is still pending.
In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $320.0 million and Ps. 37.2 million. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125.9 million and Ps. 41.5 million. On November 25, 2009, the ICA notified the parties that the issuance of the final award was postponed until January 31, 2010. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA approximately U.S. $293 million and Ps. 34 million, plus interest, and also requiring COMMISA to pay Pemex-Exploration and Production approximately U.S. $5 million, plus interest. As of the date of this report, Pemex-Exploration and Production is reviewing the scope of the ICA’s decision.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (“TGT”) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance by Pemex-Gas and Basic Petrochemicals with a pipeline transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In April 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than July 19, 2009. If an agreement were not reached among the parties by that time, the ICA would schedule an evidentiary hearing. Evidentiary hearings took place in November 2009. On December 1, 2009, the parties filed their respective post hearing motions.
On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. Both parties then filed appeals before the Third Unit Civil and Administrative Court of the First Circuit in the Federal District. On December 22, 2008, the final judgment was confirmed. Both parties filed amparos against this resolution, and the amparo filed by Pemex-Refining was granted in its favor, meaning the plaintiff was ordered to pay expenses and court fees. The plaintiff in turn filed an amparo (No. 271/2009) before the Décimo Cuarto Tribunal Colegiado del Primer Circuito (Fourteenth Joint Court of the First Circuit), which was denied. Subsequently, the plaintiff filed a revised motion against this resolution, which was also denied. A final judgment in favor of Pemex-Refining was confirmed, concluding this matter.
On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unit Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed two motions against this resolution, which were both denied. On October 26, 2009, the First Unit Civil and Administrative Court of the First Circuit overturned the original judgment against Pemex-Refining. In connection with the foregoing, the plaintiff filed an amparo, which was accepted by the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court) in the Federal District (No. 696/2009), the resolution of which is pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell its lubricants. On December 9, 2008, a constitutional hearing was held. On March 9, 2009, both the proceeding and an amparo filed by Bardahl were denied. Impulsora and Bardahl have filed appeals against this resolution. The appeals were accepted by the Tercer Tribunal Colegiado (Third Joint Court) (276/200), which issued a resolution on September 22, 2009 overturning the judgment issued in the amparo and ordering the restitution of the procedure. On July 22, 2009, the Third Joint Court issued a resolution stating that the Juzgado Quinto de Distrito en Materia Administrativa del Tercer Circuito (Fifth Administrative District Court of the Third Circuit) lacked jurisdiction in the case below. As a result, the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) obtained jurisdiction in this matter (1085/2009). Pursuant to a resolution dated October 16, 2009, the procedure was suspended as a result of a complaint filed by Bardahl, postponing the constitutional hearing until such complaint is resolve.
•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was withdrawn. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo, which was granted only in connection with expenses and court fees. As of the date of this report, this judgment may be executed at any moment.
•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. On November 30, 2009, a final judgment was issued in favor of Impulsora. Pemex-Refining intends to file an appeal.
•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unit Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit), which confirmed such amparo. Subsequently, Pemex-Refining filed its accounting evidence, which was rejected by the First Unit Civil and Administrative Court for the First Circuit. Pemex-Refining then filed an amparo against this resolution, which was denied. Pemex-Refining filed a revised motion against this resolution and a final resolution is still pending.

•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District declared unconstitutional a resolution (the Resolution) that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, an amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied on December 23, 2008. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed revised motions against this resolution before the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Joint Administrative Court), and on January 28, 2009, Pemex-Refining filed its pleadings. Following these filings, the Décimo Primer Tribunal Colegiado en Materia Administrativa (First Joint Administrative Court), in the Federal District confirmed the judgment in favor of Pemex-Refining. As a result of this judgment, the Federal Competition Commission issued a resolution dated August 20, 2009 pursuant to which it evaluated the evidence presented by Pemex-Refining but reaffirmed its prior resolutions. Following this reaffirmation, Pemex-Refining filed an amparo before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative Court) which granted provisional suspension of the execution of the contested resolution. The aforementioned amparo is suspended as of today due to an incidental accumulation procedure filed by Pemex-Refining to permit similar amparos filed before the Juzgado Décimo Sexto de Distrito en Materia Administrativa (Sixteenth Administrative District Court) (1366/2009 and 1367/2009) filed on behalf of Mexicana de Lubricantes and Impulsora be joined to this procedure. These amparos contested the aforementioned Federal Competition Commission resolution dated August 20, 2009.
UNITED MEXICAN STATES
The Economy
Gross Domestic Product
According to preliminary figures, Mexico’s gross domestic product (GDP) decreased by 8.1% in real terms during the first nine months of 2009 as compared with the same period of 2008. The utilities sector decreased by 0.5%; the construction sector by 7.5%; the manufacturing sector by 13.4%; the wholesale and retail trade sector by 18.1%; the transportation and warehousing sector by 10.4%; the finance and insurance sector by 5.7%; the real estate, rental and leasing sector by 6.2%; professional, scientific and technical services by 4.6%; management of companies and enterprises by 1.4%; administrative support, waste management and remediation services by 5.1%; education services by 5.8%; arts, entertainment and recreation by 3.1%; accommodation and food services by 11.1% and other services (except public administration) by 2.8%, each in real terms as compared to the first nine months of 2008. However, the agriculture, forestry, fishing and hunting sector grew by 0.9%; the mining sector by 0.5%; the information sector by 3.2%; health care and social assistance by 0.4% and public administration by 4.4%, each in real terms as compared to the first nine months of 2008.
Prices and Wages
For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.

Interest Rates
During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008. On January 7, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.7%.
Financial System
Central Bank and Monetary Policy
For the first eleven months of 2009, the M1 money supply increased by 6.9% in real terms, as compared with the same period of 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at November 30, 2009 was 5.7% greater in real terms than at November 30, 2008, while the aggregate amount of checking account deposits denominated in pesos at November 30, 2009 was 6.1% greater in real terms than the amount of checking account deposits at November 30, 2008.
At November 30, 2009, financial savings were 8.6% greater in real terms than financial savings at November 30, 2008. Savings generated by Mexican residents were 8.5% greater in real terms and savings generated by non-residents were 10.5% greater in real terms than their respective levels at November 30, 2008.
At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At January 7, 2010, the monetary base totaled Ps. 615.8 billion, a 2.6% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.
The Securities Market
At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At January 8, 2010, the Mexican Stock Market Index stood at 32,892 points, representing a 2.4% increase from the level at December 31, 2009.
Banking Supervision and Support
At September 30, 2009, the total amount of past-due loans of commercial banks was Ps. 72.9 billion, as compared to Ps. 71.7 billion at December 31, 2008. At September 30, 2009, the total loan portfolio of the banking system was 3.3% less in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 4.4% at September 30, 2009, as compared to 3.7% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 116.2 billion at September 30, 2009, as compared to Ps. 111.5 billion at December 31, 2008. At this level, commercial banks had reserves covering 139.2% of their past-due loans at September 30, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
External Sector of the Economy
Foreign Trade
According to preliminary figures, during the first eleven months of 2009, Mexico registered a trade deficit of U.S. $4.4 billion, as compared with a trade deficit of U.S. $15.2 billion for the same period of 2008. Merchandise exports decreased by 24.2% to U.S. $206.8 billion during the first eleven months of 2009, as compared to U.S. $272.7 billion for the same period of 2008. During the first eleven months of 2009, petroleum exports decreased by 43.8% and non-petroleum exports decreased by 19.9%, each as compared with the same period of 2008. Exports of manufactured goods, which represented 82.7% of total merchandise exports, decreased by 20.4% during the first eleven months of 2009, as compared with exports of manufactured goods during the same period of 2008.

According to preliminary figures, during the first eleven months of 2009, total imports decreased by 26.6% to U.S. $211.2 billion, as compared to U.S. $287.9 billion for the same period of 2008. During the first eleven months of 2009, imports of intermediate goods decreased by 25.6%, imports of capital goods decreased by 22.8% and imports of consumer goods decreased by 34.4%, each as compared to imports in the same period of 2008.
Balance of International Payments
According to preliminary figures, during the first nine months of 2009, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $4.5 billion, as compared to a deficit of U.S. $9.2 billion for the same period of 2008. The capital account registered a deficit of U.S. $405 million in the first nine months of 2009, as compared with a U.S. $12.4 billion surplus in the same period of 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $17.4 billion during the first nine months of 2009 as compared with U.S. $27.5 billion during the same period of 2008, and was composed of foreign direct investment totaling U.S. $9.8 billion and net foreign portfolio investment inflows totaling U.S. $7.7 billion.
At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.
On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, depreciation contingent auctions would remain unchanged. In addition, Banco de México maintains the ability to conduct special auctions whenever they are required by market conditions. From October 9, 2008 through October 1, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. Additionally, from October 9, 2008 through January 8, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.
Direct Foreign Investment in Mexico
According to preliminary figures, during the first nine months of 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $9.8 billion as compared with U.S. $15.6 billion during the same period of 2008. Of that, 38.9% has been channeled to manufacturing, 22.9% to financial services, 16.2% to commerce, 1.2% to transportation and communications, 2.4% to mining, 1.9% to construction and 16.2% to other services. By country of origin, during the first nine months of 2009, 53.3% came from the United States (not including Puerto Rico), 14.8% from the Netherlands, 11.9% from Puerto Rico, 5.8% from Canada, 4.4% from the United Kingdom, 4.2% from Spain and 5.6% from other countries.

Public Finance
Revenues and Expenditures
According to preliminary figures, during the first nine months of 2009, the public sector overall balance registered a deficit of Ps. 122.1 billion. Excluding physical investment by PEMEX and including the Government’s expected revenues from oil price hedges in the first nine months of 2009, the public sector balance registered a surplus of Ps. 107.8 billion, 42.8% lower in real terms than the Ps. 178.3 billion surplus registered for the same period of 2008. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 284.3 billion for the first nine months of 2009, 20.3% lower in real terms than for the first nine months of 2008, once again excluding physical investment by PEMEX and including the Government’s expected revenues from oil price hedges.
2010 Budget and Fiscal Package
On September 8, 2009, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.
On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.
The Economic Package approved by Congress for 2010 includes a budgetary deficit (excluding PEMEX physical investment) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX physical investment) is equivalent to 2.8% of GDP.
The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.
The 2010 Budget allows the Government to increase expenditures in the following areas and by the following amounts, as compared with the 2009 Budget: education, 2.5%; social security, 18.4%; social assistance, 17.0%; transportation and communications, 3.7%; and sustainable development, 14.9%.
The preliminary results for 2007, 2008 and the first nine months of 2009, as well as the budget assumptions and targets for the 2009 and 2010 Budgets, are presented below.
2007, 2008 and First Nine Months of 2009 Results;
2009 and 2010 Budget Assumptions and Targets

				First nine
				months of
	2007		2008	2009	2009	2010
	Results		Results(1)	Results(1)	Budget(2)	Budget(5)
Real GDP growth (%)	3.3%		1.3%	(8.1%)	1.8%	3.0%
Increase in the national consumer price index (%)	3.8%		6.5%	2.3%	3.8%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$61.64		$84.35	$53.22	$70.00 (3)	$59.00 (3)
Current account deficit as % of GDP	0.8	%(1)	1.5%	0.5%	n.a.	n.a.
Average exchange rate (Ps./$1.00)	10.9		11.2	13.7	11.7	13.8
Average rate on 28-day Cetes (%)	7.2%		7.7%	5.7%	8.0%	4.5%
Public sector balance as % of GDP(4)	0.0%		(0.1%)	(1.4%)	(1.8%)	(0.7%)
Primary balance as % of GDP(4)	2.2%		1.8%	0.6%	0.5%	(0.5%)

(1)	Preliminary.

(2)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 Budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was $70.00 in the fiscal year 2009 and $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.

(4)	Excluding physical PEMEX investment.

(5)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.

n.a.:	Not Available.

Source:	Ministry of Finance and Public Credit.

Public Debt
Internal Public Debt
According to preliminary figures, at September 30, 2009, the net internal debt of the Government totaled Ps. 2,465.5 billion, as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At September 30, 2009, the gross internal debt of the Government totaled Ps. 2,748.9 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. Of the total gross internal debt of the Government at September 30, 2009, Ps. 395.7 billion represented short-term debt and Ps. 2,353.3 billion represented long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.29 years during the first nine months of 2009, from 6.36 years at December 31, 2008 to 6.07 years at September 30, 2009. The Government’s financing costs on internal debt totaled Ps. 99.6 billion for the first nine months of 2009 (equivalent to 1.2% of GDP), 7.8% greater, in nominal terms (and 2 percentage points of GDP greater), as compared to the same period of 2008.
External Public Debt
According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $34.2 billion during the first nine months of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $91.1 billion at September 30, 2009, primarily due to the recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $89.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.
According to preliminary figures, at September 30, 2009, commercial banks held approximately 21.9% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.7%, bondholders held approximately 61.5% and other creditors held the remaining 0.9%.
Recent Securities Offering
On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.
Rating Agency Considerations
On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency IDR to BBB from BBB+ and local currency IDR to BBB+ from A-, with a stable outlook. On December 14, 2009, Standard & Poor’s downgraded Mexico’s foreign currency IDR to BBB from BBB+ and local currency IDR to A from A+, with a stable outlook.

Annex A
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 AND
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 AND
FOR THE NINTH-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
INDEX

Contents	Page
Condensed consolidated financial statements
Condensed consolidated balance sheets	F-1
Condensed consolidated statements of operations	F-2
Condensed consolidated statements of cash flows	F-3
Notes to the condensed consolidated financial statements	F-4 through F-17

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 2))

	2009		2008
	(unaudited)
Current assets:
Cash and cash equivalents (note 4)	Ps.	178,843,673	Ps.	114,224,395
Accounts, notes receivable and other-net (note 5)		178,655,678		184,595,835
Inventories-net (note 6)		93,836,433		65,471,577

Total current assets		451,335,784		364,291,807
Investments in shares of non-consolidated subsidiaries, affiliates and others		10,255,152		11,177,184
Property, plant and equipment-net (note 7)		916,605,748		845,062,005
Other assets		12,388,772		16,306,408

Total assets	Ps.	1,390,585,456	Ps.	1,236,837,404

Current liabilities:
Current portion of long-term debt (note 8)	Ps.	137,789,454	Ps.	91,223,879
Suppliers		45,901,228		35,381,771
Other accounts payable		31,420,900		32,686,425
Taxes payable		36,474,738		16,672,511

Total current liabilities		251,586,320		175,964,586

Long-term liabilities:
Long-term debt (note 8)		545,439,948		495,486,625
Reserve for employee benefits		545,557,658		495,083,543
Reserve for sundry creditors and others		40,526,038		36,377,238
Deferred taxes		6,914,484		7,039,978

Total long-term liabilities		1,138,438,128		1,033,987,384

Total liabilities		1,390,024,448		1,209,951,970

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		179,879,701		179,915,091
Equity		4,157,512		3,546,159
Legal reserve		984,997		987,535
Donation surplus		932,182		884,462
Other comprehensive income		9,018,110		6,434,173
Accumulated losses:
From prior years		(261,839,979)		(149,763,535)
Net loss for the nine-month period ended September 30, 2009 and year ended December 31, 2008, respectively		(29,529,508)		(112,076,444)

Total equity		561,008		26,885,434

Commitments and contingencies (notes 10 and 11)		—		—

Subsequent event (note 13)		—		—

Total liabilities and equity	Ps.	1,390,585,456	Ps.	1,236,837,404

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINTH-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In thousands of Mexican pesos (note 2))

	2009		2008
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	433,960,060	Ps.	519,381,741
Export		341,356,581		541,944,342
Services income		4,038,440		3,586,553

Total revenues		779,355,081		1,064,912,636

Cost of sales		352,057,029		440,993,416

Gross income		427,298,052		623,919,220

General expenses:
Transportation and distribution expenses		23,777,083		22,288,484
Administrative expenses		45,584,127		49,293,254

Total general expenses		69,361,210		71,581,738

Operating income		357,936,842		552,337,482

Other revenues-net		24,875,177		161,661,214

Comprehensive financing result-net		(21,921,988)		(22,094,530)

Loss sharing in non-consolidated subsidiaries, affiliates and others		(1,054,599)		(1,288,033)

Income before taxes and duties		359,835,432		690,616,133

Taxes and duties		389,364,940		685,061,047

Net (loss) income for the period	Ps.	(29,529,508)	Ps.	5,555,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINTH-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In thousands of Mexican pesos (note 2))

	2009		2008
	(unaudited)		(unaudited)
Operating activities:
Net income before taxes and duties	Ps.	363,754,764	Ps.	690,616,133
Items without effect on cash:
Net periodic cost of employee benefits		72,277,666		83,977,432
Activities related to investing activities:
Depreciation and amortization		62,864,530		62,566,408
Profit sharing in non-consolidated subsidiaries, affiliates and others		1,054,599		1,288,033
Profit from disposal of fixed assets		10,768,330		1,772,498
Conversion effect		188,102		(846,336)
Activities related to financing activities:
Deferred income taxes		(142,857)		(403,160)
Foreign exchange income		818,220		8,060,260
Accrued interest		5,982,527		(3,765,949)

		517,565,881		843,265,319

Funds generated by (used) in operating activities
Financial instruments/derivatives		2,459,509		(508,830)
Accounts, notes receivable and others-net		6,102,226		10,260,006
Inventories		(28,364,856)		(29,534,334)
Other assets		3,917,636		(461,351)
Suppliers		10,519,457		2,657,215
Other accounts payable		(882,453)		(13,208,030)
Taxes payable		(373,482,045)		(767,860,293)
Reserve for sundry creditors and others		4,148,800		19,780,934
Contributions and payments for employee benefits		(21,803,551)		(22,360,104)
Deferred income taxes		17,363		(9,747)

Net cash provided by operating activities		120,197,967		42,020,785

Investing activities:
Investments in non-consolidated subsidiaries and affiliates		(132,567)		3,168,755
Donation surplus		—		1,645,976
Acquisitions of fixed assets		(145,128,883)		(89,685,771)

Net cash used in investing activities		(145,261,450)		(84,871,040)

Cash to be obtained from financing activities		(25,063,483)		(42,850,255)

Financing activities:
Proceeds from new long-term financing		135,509,832		105,646,039
Financing payments		(45,791,681)		(81,275,335)
Others		(35,390)		(4,270,225)
Increase in equity from the Mexican Government		—		2,806,200

Net cash flows from financing activities		89,682,761		22,906,679

Net increase (decrease) in cash and cash equivalents		64,619,278		(19,943,576)
Cash and cash equivalents at the beginning of the period		114,224,395		170,997,240

Cash and cash equivalents at the end of the ninth-month periods ended September 30, 2009 and 2008	Ps.	178,843,673	Ps.	151,053,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
1. Approval
On October 28, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Enrique Díaz Escalante, Associate Managing Director of Accounting.
2. Basis of presentation
The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the nine-month periods ended September 30, 2009 and 2008 are unaudited, while the balance sheet as of December 31, 2008 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.
The interim results are not necessarily indicative of results for the entire year.
References in these financial statements and related notes to “pesos” or “Ps.” refer to Mexican pesos and references to “dollars” or “U.S.$” refer to dollars of the United States of America.
For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards (“FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.
3. Foreign currency position
As of September 30, 2009 and December 31, 2008, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:
Amounts in foreign currency (Thousands)

			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of September 30, 2009:

U.S. dollars	21,876,535	(39,158,144)	(17,281,609)	13.4928	Ps.	(233,177,293)
Japanese yen	—	(216,135,015)	(216,135,015)	0.1506		(32,549,933)
Pounds sterling	6,988	(776,177)	(769,189)	21.5858		(16,603,559)
Euros	5,543	(3,330,921)	(3,325,378)	19.7251		(65,593,413)
Canadian dollars	79	(9,335)	(9,256)	12.5807		(116,447)

Net liability foreign currency position before foreign currency hedging					Ps.	(348,040,645)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
Amounts in foreign currency (Thousands)

			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of December 31, 2008:

U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps.	(271,646,193)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501		(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304		(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432		(61,676,729)
Swedish crowns	—	(12,931)	(12,931)	1.7413		(22,517)
Canadian dollars	79	—	79	11.0463		(873)

Net liability foreign currency position before foreign currency hedging					Ps.	(377,733,067)

4. Cash and cash equivalents
As of September 30, 2009 and December 31, 2008, cash and cash equivalents were as follows:

	As of		As of
	September 30, 2009		December 31, 2008
Cash in banks	Ps.	119,753,782	Ps.	60,704,660
Other highly liquid instruments		59,089,891		53,519,735

	Ps.	178,843,673	Ps.	114,224,395

5. Accounts, notes receivable and other, net
As of September 30, 2009 and December 31, 2008, the accounts, notes receivable and other, net were as follows:

	As of		As of
	September 30, 2009		December 31, 2008
Trade-domestic	Ps.	42,106,797	Ps.	37,036,622
Trade-foreign		30,461,142		5,881,394
Negative IEPS credit		5,922,325		6,816,821
Employees and officers		4,435,355		4,067,658
Specific funds		36,819,600		44,656,862
Advance payments of taxes		7,149,189		41,206,169
Derivative financial instruments		28,737,374		22,285,896
Other accounts receivable		24,613,354		24,382,512
Less:
Allowance for doubtful accounts		(1,589,458)		(1,738,099)

Total	Ps.	178,655,678	Ps.	184,595,835

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
6. Inventories
As of September 30, 2009 and December 31, 2008, inventories were as follows:

	As of		As of
	September 30, 2009		December 31, 2008
Crude oil, refined products, derivatives and petrochemical products	Ps.	89,346,690	Ps.	60,366,216
Materials and supplies in stock		5,729,905		6,765,361
Materials and products in transit		39,427		136,458
Less:
Allowance for slow-moving and obsolete inventory		(1,279,589)		(1,796,458)

Total	Ps.	93,836,433	Ps.	65,471,577

7. Property, plant and equipment
As of September 30, 2009 and December 31, 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of		As of
	September 30, 2009		December 31, 2008
Buildings	Ps.	54,805,349	Ps.	51,611,161
Wells		639,788,008		568,274,197
Plants		415,963,819		399,769,820
Drilling equipment		24,526,192		23,370,046
Furniture and equipment		37,806,643		37,387,996
Transportation equipment		14,667,576		17,771,354
Offshore platforms		183,688,596		169,308,888
Pipelines		301,380,082		296,436,602
Financial Leasing		3,075,167		—

		1,675,701,432		1,563,930,064
Accumulated depreciation and amortization		(908,567,848)		(843,858,575)

		767,133,584		720,071,489
Land		39,322,030		39,144,853
Fixed assets to be disposed of		1,052,056		697,640
Construction in progress		109,098,078		85,148,023

Total	Ps.	916,605,748	Ps.	845,062,005

The depreciation of fixed assets and amortization of wells as of September 30, 2009 and December 31, 2008 recognized in cost and operating expenses was Ps. 62,864,530 and Ps. 89,840,495, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
8. Long-term debt
In the period from January 1 to September 30, 2009, the significant financing activities of Petróleos Mexicanos were as follows:
On January 21, 2009, Petróleos Mexicanos drew down U.S. $984,000 from a revolving syndicated credit facility of U.S. $2,500,000 established on September 7, 2007, in two tranches which mature in September 2010 and September 2012.
On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of its 8.00% notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Note Program, Series C. These notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000 at the 28-day Tasa de Interes Interbancaria de Equilibrio (the Mexican Interbank Interest Rate or “TIIE”) plus 2.00%; the loan matures in March 2010.
On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of certificados bursatiles (publicly traded notes) in two tranches: one at a variable rate for Ps. 6,000,000, which matures in 2012, and the other at a fixed rate for Ps. 4,000,000, which matures in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.
On May 22, 2009, Petróleos Mexicanos issued in the domestic Mexican market, Ps. 10,000,000 of certificados bursatiles in two tranches; one at a variable rate for Ps. 6,500,000, which matures in 2012, and the other at a fixed rate for Ps. 3,500,000, which matures in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.
On June 2, 2009, Petróleos Mexicanos issued £350,000 of its 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Note Program, Series C. These notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000 at a variable rate; the loan matures in June 2011.
On June 26, 2009, Petróleos Mexicanos drew down U.S. $6,000 under the revolving syndicated credit facility of U.S. $2,500,000 established on September 7, 2007, in two tranches which mature in September 2010 and September 2012.
On July 29, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,700,000 at a floating rate; the loan matures in January 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
On August 17, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 5,000,000 at a floating rate; the loan matures in July 2014.
On August 18, 2009, Petróleos Mexicanos issued €200,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.
On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.
On September 30, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.
On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of its 5.500% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.
On October 13, 2009, Petróleos Mexicanos issued CHF 350,000 of its 3.500% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.
9. Comprehensive Loss
Comprehensive loss as of and for the nine-month period ended September 30, 2009 and 2008 and includes the items presented below:

	September 30, 2009		September 30, 2008
Net (loss) income for the nine-month period ended	Ps.	(29,529,508)	Ps.	5,555,086
Derivative financial instruments		3,004,650		124,303
Conversion effect		(420,713)		(846,336)
Deferred income tax effect		—		—
Labor reserve effect		—		51,759,539

Comprehensive loss as of the end of the period and the year end	Ps.	(26,945,571)	Ps.	56,592,592

10. Commitments
PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, PEMEX entered into an additional contract to supply nitrogen to the Ku-Maloob-Zaap field; this contract expires in 2027. As of September 30, 2009 and December 31, 2008, the value of the nitrogen to be supplied during the remaining terms of these contracts was approximately Ps. 18,389,850 and Ps. 19,972,377, respectively. In the event of the rescission of either of these contracts, and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant in accordance with the terms of the applicable contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
The estimated future payments are as follows:

	As of		As of
	September 30, 2009		December 31, 2008
2009’s remaining quarter	Ps.	505,134	Ps.	2,027,351
2010		2,074,137		2,081,131
2011		2,089,818		2,096,865
2012		2,123,721		2,130,883
2013		1,438,929		1,443,781
Over 5 years		10,158,111		10,192,366

Total	Ps.	18,389,850	Ps.	19,972,377

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of September 30, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,329,191. In the event of early termination of the contract, PEMEX will be obligated to pay only for services received and certain non-recoverable expenditures in accordance with the terms specified in the contract.
The estimated future payments under this contract are as follows:

	As of
	September 30, 2009
2009’s remaining quarter	Ps.	266,591
2010		520,627
2011		520,627
2012		487,033
2013 to 2017		534,313

Total	Ps.	2,329,191

As of September 30, 2009, PEMEX has entered into several Financed Public Work Contracts (“FPWCs”) for a total amount awarded of U.S.$ 6,352,208.
As of September 30, 2009 and December 31, 2008, PEMEX had contracts with various contractors for an estimated amount of Ps. 461,584,598 and Ps. 483,256,449, respectively, for the development of various infrastructures works.
PEMEX, through P.M.I. Comercio Internacional, S.A. de C.V., enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
11. Contingencies
In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. These contingent liabilities are described below.
(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. This reserve is included in the reserve for sundry creditors and others as long-term liabilities in the condensed consolidated balance sheets.

As of September 30, 2009 and December 31, 2008, the reserve for environmental remediation expenses totaled Ps. 3,746,136 and Ps. 1,751,453, respectively.

(b)	PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits. Based on the information available, as of September 30, 2009, the amount claimed in connection with these lawsuits totaled approximately Ps. 46,540,152, and PEMEX had accrued a reserve of Ps. 11,858,680 related to these contingent liabilities. Among those lawsuits are the following:
I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, CONPROCA and Petróleos Mexicanos submitted briefs to the ICA in connection with a hearing to determine each party’s liability.

II.	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On November 25, 2009, the ICA notified the parties that the issuance of the final award was postponed to January 31, 2010. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA approximately U.S. $293 million and Ps. 34 million, plus interest, and also requiring COMMISA to pay Pemex-Exploration and Production approximately U.S. $5 million, plus interest. As of the date of this report, Pemex-Exploration and Production is reviewing the scope of the ICA’s decision.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
III.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. Both parties then filed appeals before the Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit in the Federal District). On December 22, 2008, the final judgment was confirmed. Both parties filed amparos against this resolution, and the amparo filed by Pemex-Refining was granted in its favor, meaning the plaintiff was ordered to pay expenses and court fees. The plaintiff in turn filed an amparo (No. 271/2009) before the Décimo Cuarto Tribunal Colegiado en Materias Civil del Primer Circuito (Fourteenth Joint Court of the First Circuit), which was denied. Subsequently, the plaintiff filed a revised motion against this resolution, which was also denied. A final judgment in favor of Pemex-Refining was confirmed, concluding this matter.

IV.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unit Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed two motions against this resolution, which were both denied. On October 26, 2009, the First Unit Civil and Administrative Court of the First Circuit overturned the original judgment against Pemex-Refining. In connection with the foregoing, the plaintiff filed an amparo, which was accepted by the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court) in the Federal District (No. 696/2009), the resolution of which is pending.

V.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance by Pemex-Gas and Basic Petrochemicals with a pipeline transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In April 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than July 19, 2009. If an agreement were not reached among the parties by that time, the ICA would schedule an evidentiary hearing. Evidentiary hearings took place in November 2009. On December 1, 2009, the parties filed their respective post hearing motions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
VI.	On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 295/2007), seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. On April 21, 2009 a judgment was issued in favor of Pemex-Refining. On May 12, 2009, each party filed an appeal against this resolution. As of the date of this report, this resolution is still pending.

VII.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 2,364,838 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the evidentiary stage has been completed. A final hearing is still pending.

VIII.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages concluded. A final hearing was held on November 18, 2008, and on March 6, 2009 a final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. On May 13, 2009, Pemex-Refining filed an appeal (No. 204/2009) against this judgment before the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District. On June 5, 2009, Unión de Sistemas Industriales, S.A. de C.V. filed its objections. A final resolution is still pending.

IX.	On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa del Distrito Federal (Fourth Administrative District Court in the Federal District) alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), because of modifications to the Regulatory Law. The plaintiffs argue they have the right to exploit the gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production and the constitutional hearing are still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
X.	As of the date of this report, only one of the several claims related to the FPWC program filed by a group of Congressmen from the LIXth Legislature. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.
This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution. On July 7, 2008, that appeal was denied and Pemex-Exploration and Production filed a form of constitutional relief known as an amparo against the resolution. This amparo, on October 31, 2008, was also denied. On September 24, 2008, Petróleo Brasileiro, S. de R.L. de C.V., one of the contractors on the FPWC, filed its own amparo (No. 104/2008) before the Third Unit Civil and Administrative Court of the First Circuit in the Federal District against the resolution regarding the plaintiffs’ standing, but that amparo was also denied. Petróleo Brasileiro, S. de R.L. de C.V. thereafter filed a revised motion against the resolution before the Octavo Tribunal Colegiado (Eighth Joint Court), which also was denied. The claim has now moved to the evidentiary stage, which is still pending.
XI.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of of Mexicana de Lubricantes to sell its lubricants. On December 9, 2008, a constitutional hearing was held. On March 9, 2009, both the proceeding and an amparo

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
filed by Bardahl were denied. Impulsora and Bardahl have filed appeals against this resolution. As of the date of this report, a final judgment is still pending. The appeals were accepted by the Tercer Tribunal Colegiado (Third Joint Court) (276/200), which issued a resolution on September 22, 2009 overturning the judgment issued in the amparo and ordering the restitution of the procedure. On July 22, 2009, the Third Joint Court issued a resolution stating that the Juzgado Quinto de Distrito en Materia Administrativa del Tercer Circuito (Fifth Administrative District Court of the Third Circuit) lacked jurisdiction in the case below. As a result, the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) obtained jurisdiction in this matter (1085/2009). Pursuant to a resolution dated October 16, 2009, the procedure was suspended as a result of a complaint filed by Bardahl, postponing the constitutional hearing until such complaint is resolve.
•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was withdrawn. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo, which was granted only in connection with expenses and court fees. As of the date of this report, the plaintiff has not filed an amparo against this resolution. As of the date of this report, this judgment may be executed at any moment.
•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting expert’s opinion stating the damages against Pemex-Refining in the amount of Ps. 25,800. On August 11, 2009, the accounting expert ratified his opinion. The Office of the Federal Attorney General will review this opinion.
•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. On November 30, 2009, a final judgment was issued in favor of Impulsora. Pemex-Refining intends to file an appeal.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit), which confirmed such amparo. Subsequently, Pemex-Refining filed its accounting evidence, which was rejected by the First Unit Civil and Administrative Court for the First Circuit. Pemex-Refining then filed an amparo against this resolution, which was denied. Pemex-Refining filed a revised motion against this resolution and a final resolution is still pending.
•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District declared unconstitutional a resolution (the Resolution) that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, an amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
but that motion was denied on December 23, 2008. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed revised motions against this resolution before the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Joint Administrative Court), and on January 28, 2009, Pemex-Refining filed its pleadings. Following these filings, the Décimo Primer Tribunal Colegiado en Materia Administrativa (First Joint Administrative Court), in the Federal District confirmed the judgment in favor of Pemex-Refining. As a result of this judgment, the Federal Competition Commission issued a resolution dated August 20, 2009 pursuant to which it evaluated the evidence presented by Pemex-Refining but reaffirmed its prior resolutions. Following this reaffirmation, Pemex-Refining filed an amparo before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative Court) which granted provisional suspension of the execution of the contested resolution. The aforementioned amparo is suspended as of today due to an incidental accumulation procedure filed by Pemex-Refining to permit similar amparos filed before the Juzgado Décimo Sexto de Distrito en Materia Administrativa (Sixteenth Administrative District Court) (1366/2009 and 1367/2009) filed on behalf of Mexicana de Lubricantes and Impulsora be joined to this procedure. These amparos contested the aforementioned Federal Competition Commission resolution dated August 20, 2009.
12. Business segment information
PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		Consolidated balance
As of September 30, 2009 and for the nine-month period then ended

Trade sales	Ps.	—	Ps.	339,318,965	Ps.	81,374,443	Ps.	13,266,652	Ps.	341,356,581	Ps.	—	Ps.	775,316,641
Intersegment sales		580,757,598		43,590,890		44,249,264		28,135,898		183,303,575		(880,037,225)		—

Services income		—		2,532,609		—		—		2,342,276		(836,445)		4,038,440

Gross income (loss)		425,057,554		(10,648,807)		7,952,879		(5,718,445)		41,480,814		(30,825,943)		427,298,052
Operating income (loss)		401,748,711		(42,396,148)		(1,077,515)		(14,138,647)		13,373,981		426,460		357,936,842
Net income (loss)		(10,762,265)		(32,901,995)		1,386,962		(14,007,174)		(23,458,880)		50,213,844		(29,529,508)

Comprehensive financing result		(33,922,856)		(9,294,841)		1,614,719		54,146		19,626,844		—		(21,921,988)
Depreciation and amortization		52,160,786		6,703,388		2,656,914		853,094		490,348		—		62,864,530
Cost of employee benefits		24,660,907		24,338,077		5,441,396		6,733,329		11,103,957		—		72,277,666
Taxes and duties		380,109,701		2,473,440		334,098		210,039		6,237,662		—		389,364,940
Total assets		2,116,588,242		420,712,390		135,508,537		75,793,863		2,070,220,592		(3,428,238,168)		1,390,585,456

Current assets		1,445,447,623		237,237,714		92,306,840		58,513,318		1,211,145,661		(2,593,315,372)		451,335,784
Investments in shares and securities		580,914		157,094		1,572,003		—		43,075,411		(35,130,270)		10,255,152

Fixed assets		668,092,232		181,152,933		41,319,130		16,764,296		9,277,157		—		916,605,748

Acquisitions of fixed assets		126,228,927		16,768,356		186,857		1,505,346		927,847		—		145,617,333

Current liabilities		1,132,010,190		238,428,414		32,314,335		13,646,717		1,001,451,705		(2,166,265,041)		251,586,320
Reserve for employee benefits		188,958,069		186,191,008		46,635,497		51,124,671		72,648,413		—		545,557,658

Total liabilities		1,857,457,698		469,266,030		86,600,993		65,783,001		2,031,546,956		(3,120,630,230)		1,390,024,448
Equity		259,130,544		(48,553,640)		48,907,544		10,010,862		38,673,636		(307,607,938)		561,008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		Consolidated balance
As of September 30, 2008 and for the nine-month period then ended

Trade sales	Ps.	—	Ps.	369,683,735	Ps.	129,206,649	Ps.	20,491,357	Ps.	541,944,342	Ps.	—	Ps.	1,061,326,083
Intersegment sales		939,718,823		44,599,299		83,866,524		44,063,640		256,969,005		(1,369,217,291)		—

Services income		—		2,669,600		—		—		1,661,269		(744,316)		3,586,553
Gross income (loss)		797,137,440		(186,784,436)		9,929,673		(5,507,558)		38,405,772		(29,261,671)		623,919,220
Operating income (loss)		774,089,705		(217,602,658)		1,765,209		(14,556,857)		9,128,000		(485,917)		552,337,482
Net income (loss)		69,620,089		(70,704,853)		4,160,762		(13,862,443)		14,589,261		1,752,270		5,555,086

Comprehensive financing result		(29,403,046)		(8,228,090)		2,662,099		469,045		13,827,500		(1,422,038)		(22,094,530)
Depreciation and amortization		51,465,147		7,225,834		2,597,939		824,267		453,221		—		62,566,408
Cost of employee benefits		28,662,973		27,490,271		6,647,718		7,833,278		13,343,192		—		83,977,432

Taxes and duties		676,457,415		3,899,640		821,472		205,202		3,677,318		—		685,061,047

As of December 31, 2008

Total assets		1,402,388,519		380,061,362		143,791,980		78,498,657		3,059,645,158		(3,827,548,272)		1,236,837,404
Acquisitions of fixed assets		113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		—		149,311,600
Current assets		779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares and securities		402,563		157,094		1,667,006		—		735,301,521		(726,351,000)		11,177,184
Fixed assets		606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		—		845,062,005
Current liabilities		94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits		172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		—		495,083,543
Total liabilities		1,144,606,751		395,713,962		96,035,525		54,480,917		3,001,023,013		(3,481,908,198)		1,209,951,970
Equity		257,781,768		(15,652,600)		47,756,455		24,017,740		58,622,145		(345,640,074)		26,885,434
13. Subsequent event
The exchange rate to settle obligations denominated in dollars, published in the Diario Oficial de la Federación (Official Gazette of the Federation) on January 11, 2010, was Ps.12.6692 per dollar, 6% lower than the September 30, 2009 exchange rate.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: January 14, 2010
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.